Bill Twist Work History

In 1995, Bill Twist founded Pachamama Alliance, which is a global community that offers people the chance to learn, connect, engage, travel and cherish life for the purpose of creating a sustainable future that works for all. He continues to serve as CEO of the Pachamama Alliance today.